For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services Ontario | Ministière des Services Gouvernementaux

Ontario Corporation Number
Numéro de la société en Ontario

1968023

CERTIFICATE | CERTIFICAT

This is to certify that these articles are effective on JANUARY 01 | Ceci certifie ques les présents statuts entrent en vigueur le JANVIER, 2017

"Signed"

⑰

Director/ Directeur

Business Corporations Act/ Loi Sur les sociétés par actions

Form 4
*Business Corporations Act*
Formule 4
*Loi sur les sociétés par actions*

## ARTICLES OF AMALGAMATION
## STATUTS DE FUSION

1. The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société issue de la fusion: (Écrire en LETTRES MAJUSCULES SEULEMENT) :

TRILLIUM THERAPEUTICS INC.

2. The address of the registered office is:
Adresse du siège social:

2488 Dunwin Drive

Street & Number or R.R. Number & if Multi-Office Building give Room No. /
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

Mississauga **ONTARIO** L5L 1J9

Name of Municipality or Post Office /
Nom de la municipalité ou du bureau de poste

3. Number of directors is: / Nombre d'administrateurs : Fixed number / Nombre fixe: ____ OR minimum and maximum / OU minimum et maximum: 3 | 10

4. The director(s) is/are: / Administrateur(s):

| First name, middle names and surname<br>Prénom, autres prénoms et nom de famille | Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code<br>Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal | Resident Canadian State 'Yes' or 'No'<br>Résident canadien Oui/Non |
|---|---|---|
| Luke Beshar | 2488 Dunwin Drive<br>Mississauga, Ontario, Canada L5L 1J9 | No |
| Calvin Stiller | 2488 Dunwin Drive<br>Mississauga, Ontario, Canada L5L 1J9 | Yes |
| Henry Friesen | 2488 Dunwin Drive<br>Mississauga, Ontario, Canada L5L 1J9 | Yes |
| Robert Kirkman | 2488 Dunwin Drive<br>Mississauga, Ontario, Canada L5L 1J9 | No |

07121 (201105)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
Page 1 of/de 6

5. Method of amalgamation, check A or B
Méthode choisie pour la fusion – Cocher A ou B :

A - Amalgamation Agreement / Convention de fusion :

☐ The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the *Business Corporations Act* on the date set out below.

Les actionnaires de chaque société qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

**or**
**ou**

B - Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / Fusion d'une société mère avec une ou plusieurs de ses filiales ou fusion de filiales:

☑ The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the *Business Corporations Act* on the date set out below.

Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous..

The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

Trillium Therapeutics Inc.

and are more particularly set out in these articles.
et sont énoncés textuellement aux présents statuts.

| Names of amalgamating corporations<br>Dénomination sociale des sociétés qui fusionnent | Ontario Corporation Number<br>Numéro de la société en Ontario | Date of Adoption/Approval<br>Date d'adoption ou d'approbation<br>Year / année — Month / mois — Day / jour |
|---|---|---|
| Trillium Therapeutics Inc. | 001916667 | 2016-11-09 |
| Fluorinov Pharma Inc. | 001776984 | 2016-12-21 |

07121 (201105)

Page 2 of/de 6

6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

None

7.	The classes and any maximum number of shares that the corporation is authorized to issue: Catégories et nombre maximal, s’il y a lieu, d’actions que la société est autorisée à émettre :

	a.	an unlimited number of Common shares;

	b.	an unlimited number of Class B shares

	c.	an unlimited number of First Preferred shares;

	d.	an unlimited number of Series I Non-Voting Convertible First Preferred shares; and

	e.	an unlimited number of Series II Non-Voting Preferred shares.

07121 (201105)	Page 3 of/de 6

8.

Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut être émise en série :

See pages 4A to 4T annexed hereto.

07121 (201105)	Page 4 of/de 6

4A

1.        The rights, privileges, restrictions and conditions attaching to the Common shares are as follows:

(b)       Voting Rights:

The holders of the Common shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common share held at all such meetings.

(c)        Payment of Dividends:

The holders of the Common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Common shares, the board of directors may in its sole discretion declare dividends on the Common shares to the exclusion of any other class of shares of the Corporation.

(d)        Participation upon Liquidation, Dissolution or Winding Up:

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the Common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the Common shares at the time outstanding without preference or distinction.

2.        The rights, privileges, restrictions and conditions attaching to the Class B shares are as follows:

(a)        Voting Rights:

The holders of the Class B shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation but shall not be entitled to vote any of their Class B shares at any such meeting.

(b)        Participation upon Liquidation, Dissolution or Winding Up:

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class B shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to the Class B shares, be entitled to participate rateably with the Common shares in any distribution of the assets of the Corporation.

(c)        Conversion At Holders’ Option:

(1)

Each issued and fully paid Class B share may at any time be converted, at the option of the holder, into one Common share. The conversion privilege herein provided for may be exercised by notice in writing given to the Corporation accompanied by a certificate or certificates representing the Class B shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Class B shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Class B shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice the Corporation shall issue certificates representing fully paid Common shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class B shares represented by the certificate or certificates accompanying such notice. If less than all of the Class B shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate for the Class B shares representing the shares comprised in the original certificates which are not to be converted.

4B

(2)	Idem: All Common shares resulting from any conversion of issued and fully paid Class B shares into Common shares pursuant to clause 2(c)(1) hereof shall be deemed to be fully paid and non-assessable.

(3)

Idem: None of the Class B shares or the Common shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

3.        The rights, privileges, restrictions and conditions attaching to the First Preferred shares are as follows:

(a)        Series:

The First Preferred shares may at any time and from time to time be issued in one or more series. Subject to the provisions of clauses 3(b) and (c), the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred shares.

(b)        Idem:

The First Preferred shares shall be entitled to priority over the Common shares and Class B shares and all other shares ranking junior to the First Preferred shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)        Idem:

The First Preferred shares of each series shall rank on a parity with the First Preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

4C

4.        The rights, privileges, restrictions and conditions attaching to the Series I Non-Voting Convertible First Preferred shares are as follows:

(a)        Voting Rights:

(1)

The holders of Series I Non-Voting Convertible First Preferred shares shall be entitled to receive notice of and to attend at any meeting of the shareholders of the Corporation but shall not be entitled to vote at any such meeting, except with respect to such matters and in the manner as to which voting rights are accorded to the holders of specified classes of shares pursuant to the provisions of the Business Corporations Act (Ontario) or applicable law (the “Exception”).

(2)

In the event of an Exception, and to the extent permitted by law, a holder of Series I Non- Voting Convertible First Preferred shares shall: (A) vote together with the holders of Common shares as a single class; and (B) be entitled to cast that number of votes equal to the number of whole Common shares into which the Series I Non-Voting Convertible First Preferred shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matters.

(b)        Dividends:

The holders of the Series I Non-Voting Convertible First Preferred shares shall be entitled to receive and the Corporation shall pay thereon, dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner (and whether in money or otherwise) as the board of directors may from time to time determine, equally, on a share-for-share basis, with the holders of other series of First Preferred shares and, at the discretion of the board of directors, either in priority to, or equally on a share-for-share basis with, the holders of Common shares and Class B shares.

(c)        Liquidation, Dissolution and Winding-up Rights:

In the event of liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, or in the event of a reduction or redemption of the capital stock of the Corporation, the holders of the Series I Non-Voting Convertible First Preferred shares shall be entitled to receive an amount per share equal to that amount of money that was received by the Corporation as consideration for such Series I Non- Voting Convertible First Preferred shares or in the event that Series I Non-Voting Convertible First Preferred shares were not issued for money, then the amount equal to the fair value of any property received by the Corporation as consideration for the issuance of such Series I Non-Voting Convertible First Preferred shares (where such fair value is determined at the time of the issuance of the Series I Non-Voting Convertible First Preferred shares) divided by the number of Series I Non-Voting Convertible First Preferred shares issued, in lawful money of Canada, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of Common shares and Class B shares. After payment to the holders of the Series I Non-Voting Convertible First Preferred shares of the amount so payable to them in accordance with this Section, they shall not be entitled to share in any further distribution of property or assets of the Corporation.

4D

(d)        Authority to Issue Series I Non-Voting Convertible First Preferred shares:

The board of directors of the Corporation may from time to time authorize the issuance of the Series I Non-Voting Convertible First Preferred shares and fix the number of Series I Non-Voting Convertible First Preferred shares to be allotted and issued and the amount and kind of consideration to be received by the Corporation in respect of each such issuance of Series I Non-Voting Convertible First Preferred shares.

(e)        Reservation of Common shares Issuable Upon Conversion: The Corporation shall at all times reserve and keep available out of its authorized and unissued Common shares for the sole purpose of issuance upon conversion of the Series I Non-Voting Convertible First Preferred shares, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the holders of the Series I Non-Voting Convertible First Preferred shares, not less than such aggregate number of Common shares as shall be issuable (taking into account the adjustments of Section 4(f)(5)) upon the conversion of all outstanding Series I Non-Voting Convertible First Preferred shares. All Common shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

(f)        Conversion:

(1)        Interpretation:

In this Section 4(f), the following terms shall have the following respective meanings:

 “Alternate Consideration” has the meaning given to it in Section 4(f)(5)(c);

“CDS” means the CDS Clearing and Depository Services Inc. and its successors;

“CDS Participant” means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

“Conversion Date” means the date as of which the subject Series I Non-Voting Convertible First Preferred shares are to be converted;

“Conversion Price” means Cdn.$0.21, subject to adjustment in accordance with Section 4(f)(5);

“Conversion Ratio” means, for each Series I Non-Voting Convertible First Preferred share, an amount equal to the Reference Price divided by the Conversion Price;

“Exchange” means the TSX Venture Exchange or, if applicable, such other stock exchange on which the Common shares are principally traded;

4E

“Fundamental Transaction” has the meaning given to it in Section 4(f)(5)(c);

“Notice of Conversion” means a notice of conversion of Series I Non-Voting Convertible First Preferred shares given by a holder of such shares or by the Corporation;

“Person” means an individual, partnership, corporation, trust, unincorporated association, joint venture or other entity and includes a group of Persons acting jointly or in concert;

“Reference Price” means Cdn.$0.21; and

“Underlying shares” means, in respect of Series I Non-Voting Convertible First Preferred shares to be converted, the Common shares to be issued upon such conversion.

(2)

Conversion Rights of Holders: Each holder of Series I Non-Voting Convertible First Preferred shares shall have the right to convert all or any of the holder’s Series I Non- Voting Convertible First Preferred shares into that number of Common shares equal to the Conversion Ratio in effect at the time of such conversion.

(3)	Notice of Conversion:

a.	A Notice of Conversion by a holder of Series I Non-Voting Convertible First Preferred shares to the Corporation must be given not less than seven (7) calendar days prior to the Conversion Date.

b.	A Notice of Conversion shall be in writing and shall be validly and effectively given on the date on which it is received, if delivered personally, or sent, if sent by fax or email to the Corporation.

c.	A Notice of Conversion given by a holder of Series I Non-Voting Convertible First Preferred shares to the Corporation shall set out:

i.	the Conversion Date which shall be specified by the holder;

ii.

unless all the Series I Non-Voting Convertible First Preferred shares held by the holder who delivered the Notice of Conversion are to be converted (which, if such is the case, shall be stated in the notice), the number of Series I Non-Voting Convertible First Preferred shares which are to be converted; and

iii.

the representation that the Underlying shares will be registered in the name of the registered holder of the Series I Non-Voting Convertible First Preferred shares to be converted unless, alternatively, subject to applicable securities laws and restrictions on transfer, including, if applicable, United States securities laws, the transfer agent of the Corporation (the Transfer Agent) receives from such holder, on or before the seventh calendar day prior to the Conversion Date, at the principal transfer office of the Transfer Agent in the City of Toronto, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register the Underlying shares in some other name or names (the Transferee(s)) and stating the name(s) (with address(es)) accompanied by payment by the holders to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of the Transferees to be transferred or hold the Underlying shares.

4F

(4)	Delivery of Share Certificates / Recording of Beneficial Interest upon Conversion:

a.

On the Conversion Date, a holder of Series I Non-Voting Convertible First Preferred shares shall receive, upon surrender for cancellation of the certificate or certificates representing the Series I Non-Voting Convertible First Preferred shares, a certificate evidencing the Underlying shares issuable to such holder in accordance with this Section 4(f), which Underlying shares so issued shall be listed on the Exchange. Alternatively, subject to applicable securities laws, including, if applicable, United States securities laws, such holder may request, in the Notice of Conversion or by written request delivered to the Corporation not later than ten calendar days prior to the Conversion Date, that the Corporation record or cause to be recorded, in the book-based system administered by CDS in respect of the Common shares, such holder’s interest in such shares, in which case the Notice of Conversion (or the subsequent written request) shall provide the account particulars of the holder’s CDS Participant and other details necessary to record such interest in the CDS system.

b.

Any Series I Non-Voting Convertible First Preferred shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, a holder of Series I Non-Voting Convertible First Preferred shares so converted shall cease to be entitled to exercise any of the rights attributable to such shares (but, for greater certainty, will continue to be entitled to receive dividends on the Series I Non-Voting Convertible First Preferred shares so converted in respect of which the ex-dividend date occurs prior to the Conversion Date but are paid on or after the Conversion Date), and shall become a holder of the Underlying shares of record, effective on the Conversion Date.

c.

If less than all of the Series I Non-Voting Convertible First Preferred shares of a holder are converted on any Conversion Date, the Corporation shall issue to such holder on the Conversion Date a new share certificate representing the balance of the Series I Non-Voting Convertible First Preferred shares not converted.

4G

(5)	Certain Adjustments

a.

Stock Dividends and Stock Splits. If the Corporation, at any time while any Series I Non-Voting Convertible First Preferred shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common shares (which, for avoidance of doubt, shall not include any Common shares issued by the Corporation upon conversion of Series I Non-Voting Convertible First Preferred shares) with respect to the then outstanding Common shares; (B) subdivides outstanding Common shares into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding Common shares into a smaller number of shares, the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common shares (excluding any treasury shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of Common shares outstanding immediately after such event. Any adjustment made pursuant to this Section 4(f)(5)(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

b.

Rights Upon Distribution of Assets. If the Corporation shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, reorganization, plan of arrangement or other similar transaction) (a “Distribution”), a holder of Series I Non-Voting Convertible First Preferred shares shall be entitled to receive the dividend or distribution of assets that would have been payable to such holder pursuant to the Distribution had such holder converted his, her or its Series I Non- Voting Convertible First Preferred shares (or, if he, she or it had partially converted such shares prior to the Distribution, any unconverted portion thereof) immediately prior to such record date.

	c.	Fundamental Transaction.

i.	Right to Receive Consideration. If, at any time while any Series I Non- Voting Convertible First Preferred shares are outstanding:

(A)

the Corporation effects any amalgamation, merger, business combination or other transaction of the Corporation with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act (Ontario) involving the Corporation or another transaction pursuant to which a Person, or a group of Persons acting jointly or in concert, acquires all of the issued and outstanding Common shares;

4H

(B)	the Corporation effects any sale, lease or other disposition of all or substantially all of the assets or undertaking of the Corporation;

(C)

the Corporation effects any reclassification of Common shares or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 4(f)(5)(a) above) to which the Common shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction of series of transactions involving the Corporation or any of its subsidiaries, directly or indirectly,

(in any such case, a “Fundamental Transaction”), then, a holder of Series I Non-Voting Convertible First Preferred shares shall have the right to receive (in exchange for such Series I Non- Voting Convertible First Preferred shares in the event that the Common shares are exchanged for other securities, cash or property in the Fundamental Transaction) the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of Common shares, assuming conversion of the Series I Non-Voting Convertible First Preferred shares in accordance with Section 4(f)(2) (the “Alternate Consideration”).

ii.

Alternate Consideration. If holders of Common shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the a holder of Series I Non-Voting Convertible First Preferred shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series I Non- Voting Convertible First Preferred shares following such Fundamental Transaction.

iii.

Takeover Bid. In the event of a “takeover bid” that is a “formal bid” (as such terms are defined in the Securities Laws in the Province of Ontario) for the Common shares, the offeror of such bid shall make an offer (the “Preferred Share Offer”) to acquire the same percentage of outstanding Series I Non-Voting Convertible First Preferred shares as the percentage of Common shares for which the formal bid is being made, and such Preferred Share Offer shall be on the same terms and for the same amount and kind of per share consideration that is offered to the holders of Common shares under the formal bid.

4I

iv.

Successor in Interest. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation in such Fundamental Transaction shall include in its constating documents shares having the same terms and conditions and issue to the holders of Series I Non- Voting Convertible First Preferred shares new preferred shares consistent with the foregoing provisions and evidencing the such holders’ right to convert such preferred shares into Alternate Consideration.

v.

Ibid. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor to comply with the provisions of this Section 4(f)(5)(c) and ensuring that the Series I Non-Voting Convertible First Preferred shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

vi.

Notice. The Corporation shall cause to be delivered to each holder, at its last address as it shall appear upon the share register of the Corporation, written notice of any Fundamental Transaction at least 61 days prior to the date on which such Fundamental Transaction is expected to become effective or close.

d.	Notice to the Holders:

i.

Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 4(f), the Corporation shall promptly deliver to each holder of Series I Non-Voting Convertible First Preferred shares a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii.

Other Notices. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of Common shares, (C) the Corporation shall authorize the granting to all holders of Common shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common shares, any business combination, amalgamation or plan of arrangement to which the Corporation is a party, any sale or transfer of all or substantially all of the assets or undertaking of the Corporation, of any compulsory share exchange whereby the Common shares are converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of Series I Non-Voting Convertible First Preferred shares, and shall cause to be delivered to each holder of Series I Non-Voting Convertible First Preferred shares at its last address as it shall appear upon the share register of the Corporation, at least 61 days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common shares of record shall be entitled to exchange such shares for securities, cash or other property deliverable upon such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

4J

(6)	Fractional shares:

No fractional Common shares shall be issued upon the conversion of Series I Non-Voting Convertible First Preferred shares. As to any fraction of a Common share which a holder would otherwise be entitled to receive upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole Common share.

(7)	Tax Election:

An election in prescribed form and within the prescribed time limit shall be made by the Corporation under subsection 191.2(1) of the Income Tax Act (Canada) with respect to the Series I Non-Voting Convertible First Preferred shares.

4K

5.        The rights, privileges, restrictions and conditions attaching to the Series II Non-Voting Convertible First Preferred shares are as follows:

(a)        Voting Rights:

(1)

The holders of Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive notice of and to attend at any meeting of the shareholders of the Corporation but shall not be entitled to vote at any such meeting, except with respect to such matters and in the manner as to which voting rights are accorded to the holders of specified classes of shares pursuant to the provisions of the Business Corporations Act (Ontario) or applicable law (the “Exception”).

(2)

In the event of an Exception, and to the extent permitted by law, a holder of Series II Non-Voting Convertible First Preferred Shares shall: (A) vote together with the holders of Common Shares as a single class; and (B) be entitled to cast that number of votes equal to the number of whole Common Shares into which the Series II Non-Voting Convertible First Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matters.

(b)      Dividends:

The holders of the Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner (and whether in money or otherwise) as the board of directors may from time to time determine, equally, on a share-for- share basis, with the holders of other series of First Preferred Shares and, at the discretion of the board of directors, either in priority to, or equally on a share-for-share basis with, the holders of Common Shares and Class B Shares.

(c)      Liquidation, Dissolution and Winding-up Rights:

In the event of liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, or in the event of a reduction or redemption of the capital stock of the Corporation, the holders of the Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive an amount per share equal to that amount of money that was received by the Corporation as consideration for such Series II Non-Voting Convertible First Preferred Shares or in the event that Series II Non-Voting Convertible First Preferred Shares were not issued for money, then the amount equal to the fair value of any property received by the Corporation as consideration for the issuance of such Series II Non-Voting Convertible First Preferred Shares (where such fair value is determined at the time of the issuance of the Series II Non-Voting Convertible First Preferred Shares) divided by the number of Series II Non-Voting Convertible First Preferred Shares issued, in lawful money of Canada, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of Common Shares and Class B Shares. After payment to the holders of the Series II Non-Voting Convertible First Preferred Shares of the amount so payable to them in accordance with this Section, they shall not be entitled to share in any further distribution of property or assets of the Corporation.

4L

(d)       Authority to Issue Series II Non-Voting Convertible First Preferred Shares:

The board of directors of the Corporation may from time to time authorize the issuance of the Series II Non-Voting Convertible First Preferred Shares and fix the number of Series II Non-Voting Convertible First Preferred Shares to be allotted and issued and the amount and kind of consideration to be received by the Corporation in respect of each such issuance of Series II Non-Voting Convertible First Preferred Shares.

(e)        Reservation of Common Shares Issuable Upon Conversion:

The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of the Series II Non-Voting Convertible First Preferred Shares, free from pre-emptive rights or any other actual contingent purchase rights of Persons other than the holders of the Series II Non-Voting Convertible First Preferred Shares, not less than such aggregate number of Common Shares as shall be issuable (taking into account the adjustments of Section 5(f)(6)) upon the conversion of all outstanding Series II Non-Voting Convertible First Preferred Shares. All Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

(f)        Conversion:

(1)         Interpretation

In this Section 5(f), the following terms shall have the following respective meanings:

 “Alternate Consideration” has the meaning given to it in Section 5(f)(6)(c);

“CDS” means the CDS Clearing and Depository Services Inc. and its successors;

“CDS Participant” means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS; “Conversion Date” means the date as of which the subject Series II Non-Voting Convertible First Preferred Shares are to be converted;

“Conversion Price” means US$19.50, subject to adjustment m accordance with Section 5(f)(6);

 “Conversion Ratio” means, for each Series II Non-Voting Convertible First Preferred Share, an amount equal to the Reference Price divided by the Conversion Price;

“Exchange” means the Toronto Stock Exchange or, if applicable, such other stock exchange on which the Common Shares are principally traded;

“Fundamental Transaction” has the meaning given to it in Section 5(f)(6)(c);

“Notice of Conversion” means a notice of conversion of Series II Non-Voting Convertible First Preferred Shares given by a holder of such shares or by the Corporation;

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“Person” means an individual, partnership, corporation, trust, unincorporated association, joint venture or other entity and includes a group of Persons acting jointly or in concert;

“Reference Price” means US$19.50;

“Rights Plan” means the rights agreement dated as of September 16, 2013 between the Corporation and Computershare Investor Services Inc., as amended on June 3, 2014, as such agreement may be further amended, restated, supplemented and/or replaced from time to time; and

“Underlying Shares” means, in respect of Series II Non-Voting Convertible First Preferred Shares to be converted, the Common Shares to be issued upon such conversion.

(2)

Conversion Rights of Holders: Subject to Section 5(f)(3), each holder of Series II Non- Voting Convertible First Preferred Shares shall have the right to convert all or any of the holder’s Series II Non-Voting Convertible First Preferred Shares into that number of Common Shares equal to the Conversion Ratio in effect at the time of such conversion.

(3)	Restrictions on Conversion:

a.

No Series II Non-Voting Convertible First Preferred Share will be convertible by the holder of such Series II Non-Voting Convertible First Preferred Shares, if, after giving effect to, and as a result of, such conversion, the holder of such Series II Non-Voting Convertible First Preferred Shares, together with any person acting jointly or in concert with the holder within the meaning of the Securities Act (Ontario) (a “joint actor”, and collectively with the holder of such Series II Non- Voting Convertible First Preferred Shares, the “Holders”) would beneficially own or exercise control or direction over Common Shares in excess of the Maximum Percentage or any Holder would become an “Acquiring Person” as defined in the Rights Plan.

b.

For the purposes of this section 5(f)(3), the “Maximum Percentage” will be 4.99% of the issued and outstanding Common Shares; provided that, by written notice to the Corporation, the Holders may elect to decrease or increase the Maximum Percentage to any other percentage specified in such notice; provided further that any increase (but not decrease) will not be effective until the 61st day after such notice is delivered to the Corporation; and provided further that the Maximum Percentage will not exceed:

i.	9.99% of the issued and outstanding Common Shares unless, to the extent the Common Shares are then listed and posted for trading on the Exchange, the Holders have first provided:

	(A)	The Exchange with a Personal Information Form (“PIF”) pursuant to the Exchange policies and such PIF has been approved by the Exchange; and

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(B)	A copy of the approval of the PIF by the Exchange to the Corporation; and

ii.

19.99% of the issued and outstanding Common Shares, unless the Corporation, at the Corporation’s sole cost and expense, has obtained approval of such increase from (A) the Exchange, and (B) the holders of Common Shares in accordance with the applicable policies of the Exchange and the Corporation covenants and agrees to call and hold the meeting of shareholders related to such approval and to recommend to shareholders to vote in favour of such approval.

c.

For the purposes of this Section 5(f)(3), the issued and outstanding Common Shares will be calculated and “beneficial ownership” will be determined in accordance with Section 90 of the Securities Act (Ontario). In determining beneficial ownership, the Holders may rely on the number of issued and outstanding Common Shares as reflected in:

	i.	the Corporation’s most recent filing under Section 5.4 of National Instrument 51-102 - Continuous Disclosure Obligations or other public filing by the Corporation on SEDAR;

	ii.	a more recent public announcement by the Corporation; or

	iii.	a written confirmation to the Holders by the Corporation or the Corporation’s transfer agent (the “Transfer Agent”) setting forth the number of Common Shares issued and outstanding.

Upon the written request of Holders given for any reason and at any time, the Corporation will provide, or will cause its Transfer Agent to provide, within two business days of receipt of a written request from the Holders, confirmation in writing to the Holders the number of Common Shares then issued and outstanding.

d.

Upon Exchange and shareholder approval obtained by the Corporation in accordance with Section 5(f)(3)(b)(ii), the provisions contained in this Section 5(f)(3) will terminate and cease to be of any further force or effect.

(4)	Notice of Conversion:

	a.	A Notice of Conversion by a holder of Series II Non-Voting Convertible First Preferred Shares to the Corporation must be given not less than seven (7) calendar days prior to the Conversion Date.

	b.	A Notice of Conversion shall be in writing and shall be validly and effectively given on the date on which it is received, if delivered personally, or sent, if sent by fax or email to the Corporation.

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c.	A Notice of Conversion given by a holder of Series II Non-Voting Convertible First Preferred Shares to the Corporation shall set out:

i.	the Conversion Date which shall be specified by the holder;

ii.

unless all the Series II Non-Voting Convertible First Preferred Shares held by the holder who delivered the Notice of Conversion are to be converted (which, if such is the case, shall be stated in the notice), the number of Series II Non-Voting Convertible First Preferred Shares which are to be converted; and

iii.

the representation that the Underlying Shares will be registered in the name of the registered holder of the Series II Non-Voting Convertible First Preferred Shares to be converted unless, alternatively, subject to applicable securities laws and restrictions on transfer, including, if applicable, United States securities laws, the Transfer Agent receives from such holder, on or before the seventh calendar day prior to the Conversion Date, at the principal transfer office of the Transfer Agent in the City of Toronto, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register the Underlying Shares in some other name or names (the “Transferee(s)”) and stating the name(s) (with address(es)) accompanied by payment by the holders to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of the Transferees to be transferred or hold the Underlying Shares.

(5)	Delivery of Share Certificates / Recording of Beneficial Interest upon Conversion:

a.

On the Conversion Date, a holder of Series II Non-Voting Convertible First Preferred Shares shall receive, upon surrender for cancellation of the certificate or certificates representing the Series II Non-Voting Convertible First Preferred Shares, a certificate evidencing the Underlying Shares issuable to such holder in accordance with this Section 5(f), which Underlying Shares so issued shall be listed on the Exchange. Alternatively, subject to applicable securities laws, including, if applicable, United States securities laws, such holder may request, in the Notice of Conversion or by written request delivered to the Corporation not later than ten calendar days prior to the Conversion Date, that the Corporation record or cause to be recorded, in the book-based system administered by CDS in respect of the Common Shares, such holder’s interest in such shares, in which case the Notice of Conversion (or the subsequent written request) shall provide the account particulars of the holder’s CDS Participant and other details necessary to record such interest in the CDS system.

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b.

Any Series II Non-Voting Convertible First Preferred Shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, a holder of Series II Non-Voting Convertible First Preferred Shares so converted shall cease to be entitled to exercise any of the rights attributable to such shares (but, for greater certainty, will continue to be entitled to receive dividends on the Series II Non-Voting Convertible First Preferred Shares so converted in respect of which the ex-dividend date occurs prior to the Conversion Date but are paid on or after the Conversion Date), and shall become a holder of the Underlying Shares of record, effective on the Conversion Date.

c.

If less than all of the Series II Non-Voting Convertible First Preferred Shares of a holder are converted on any Conversion Date, the Corporation shall issue to such holder on the Conversion Date a new share certificate representing the balance of the Series II Non-Voting Convertible First Preferred Shares not converted.

(6)	Certain Adjustments:

a.

Stock Dividends and Stock Splits. If the Corporation, at any time while any Series II Non-Voting Convertible First Preferred Shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon conversion of Series II Non-Voting Convertible First Preferred Shares) with respect to the then outstanding Common Shares; (B) subdivides outstanding Common Shares into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding Common Shares into a smaller number of shares, the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to this Section 5(f)(6)(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

b.

Rights Upon Distribution of Assets. If the Corporation shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, reorganization, plan of arrangement or other similar transaction) (a “Distribution”), a holder of Series II Non-Voting Convertible First Preferred Shares shall be entitled to receive the dividend or distribution of assets that would have been payable to such holder pursuant to the Distribution had such holder converted his, her or its Series II Non-Voting Convertible First Preferred Shares (or, if he, she or it had partially converted such shares prior to the Distribution, any unconverted portion thereof) immediately prior to such record date.

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c.	Fundamental Transaction.

i.	Right to Receive Consideration. If, at any time while any Series II Non- Voting Convertible First Preferred Shares are outstanding:

(A)

the Corporation effects any amalgamation, merger, business combination or other transaction of the Corporation with another person, other than a wholly-owned subsidiary, or an arrangement pursuant to the Business Corporations Act (Ontario) involving the Corporation or another transaction pursuant to which a Person, or a group of Persons acting jointly or in concert, acquires all of the issued and outstanding Common Shares;

(B)	the Corporation effects any sale, lease or other disposition of all or substantially all of the assets or undertaking of the Corporation;

(C)

the Corporation effects any reclassification of Common Shares or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 5(f)(6)(a) above) to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or any similar transaction of series of transactions involving the Corporation or any of its subsidiaries, directly or indirectly,

(in any such case, a “Fundamental Transaction”), then, a holder of Series II Non-Voting Convertible First Preferred Shares shall have the right to receive (in exchange for such Series II Non-Voting Convertible First Preferred Shares in the event that the Common Shares are exchanged for other securities, cash or property in the Fundamental Transaction) the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of Common Shares, assuming conversion of the Series II Non-Voting Convertible First Preferred Shares in accordance with Section 5(f)(2) (the “Alternate Consideration”).

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ii.

Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the a holder of Series II Non-Voting Convertible First Preferred Shares shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series II Non-Voting Convertible First Preferred Shares following such Fundamental Transaction.

iii.

Takeover Bid. In the event of a “takeover bid” that is a “formal bid” (as such terms are defined in the Securities Laws in the Province of Ontario) for the Common Shares, the offeror of such bid shall make an offer (the “Preferred Share Offer”) to acquire the same percentage of outstanding Series II Non-Voting Convertible First Preferred Shares as the percentage of Common Shares for which the formal bid is being made, and such Preferred Share Offer shall be on the same terms and for the same amount and kind of per share consideration, in each case taking into account all adjustments pursuant to Section 5(f)(6), that is offered to the holders of Common Shares under the formal bid.

iv.

Successor in Interest. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation in such Fundamental Transaction shall include in its constating documents shares having the same terms and conditions and issue to the holders of Series II Non- Voting Convertible First Preferred Shares new preferred shares consistent with the foregoing provisions and evidencing the such holders’ right to convert such preferred shares into Alternate Consideration.

v.

Ibid. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor to comply with the provisions of this Section 5(f)(6)(c) and ensuring that the Series II Non-Voting Convertible First Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

vi.

Notice. The Corporation shall cause to be delivered to each holder, at its last address as it shall appear upon the share register of the Corporation, written notice of any Fundamental Transaction at least 61 days prior to the date on which such Fundamental Transaction is expected to become effective or close.

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d.	Notice to the Holders.

i.

Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 5(f), the Corporation shall promptly deliver to each holder of Series II Non-Voting Convertible First Preferred Shares a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii.

Other Notices. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of Common Shares, (C) the Corporation shall authorize the granting to all holders of Common Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any business combination, amalgamation or plan of arrangement to which the Corporation is a party, any sale or transfer of all or substantially all of the assets or undertaking of the Corporation, of any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of Series II Non-Voting Convertible First Preferred Shares, and shall cause to be delivered to each holder of Series II Non-Voting Convertible First Preferred Shares at its last address as it shall appear upon the share register of the Corporation, at least 61 days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange such shares for securities, cash or other property deliverable upon such reclassification, consolidation, business combination, amalgamation, plan of arrangements, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

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            (7)        Fractional Shares

No fractional Common Shares shall be issued upon the conversion of Series II Non-Voting Convertible First Preferred Shares. As to any fraction of a Common Share which a holder would otherwise be entitled to receive upon such conversion, the Corporation shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole Common Share.

            (8)        Tax Election

An election in prescribed form and within the prescribed time limit shall be made by the Corporation under subsection 191.2(1) of the Income Tax Act (Canada) with respect to the Series II Non-Voting Convertible First Preferred Shares.

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L’émission, le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions, s’il y a lieu, sont les suivantes :

None

10.	Other provisions (if any): Autres dispositions, s’il y a lieu :

None

11.	The statements required by subsection 178(2) of the Business Corporation Act are attached as Schedule "A".
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent l’annexe A.

12.

A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B". Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l’annexe B.

07121 (201105)	Page 5 of/de 6

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Name and original signature of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). Only a director or authorized signing officer can sign on behalf of the corporation. / Nom et signature originale d’un administrateur ou d’un signataire autorisé de chaque société qui fusionne. Indiquer la dénomination sociale de chaque société, le nom du signataire et sa fonction (p. ex. : président, secrétaire). Seul un administrateur ou un dirigeant habilité peut signer au nom de la société.

Trillium Therapeutics Inc.
__________________________________________________________________________________________
Names of Corporations / Dénomination sociale des sociétés
By / Par

"James Parsons"	James Parsons	Chief Financial Officer

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

Fluorinov Pharma Inc.
__________________________________________________________________________________________
Names of Corporations/ Dénomination sociale des sociétés
By / Par

"James Parsons"	James Parsons	Secretary and Treasurer

Signature /Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

__________________________________________________________________________________________
Names of Corporations / Dénomination sociale des sociétés
By /Par

Signature /Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

__________________________________________________________________________________________
Names of Corporations/ Dénomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

__________________________________________________________________________________________
Names of Corporations / Dénomination sociale des sociétés
By /Par

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

07121 (201105)	Page 6 of/de 6

Schedule “A”

OFFICER'S STATEMENT PURSUANT
TO SUBSECTION 178(2) OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

I, James Parsons, of the City of Mississauga, in the Province of Ontario, state that:

1.	This statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario).

2.	I am Secretary and Treasurer of Fluorinov Pharma Inc., one of the amalgamating Corporations (hereinafter called the "Corporation").

3.	I have conducted such examinations of the books and records of the Corporation and have made such enquiries and investigations as are necessary to enable me to make this statement.

4.	There are reasonable grounds for believing that:

(a) the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b) the realizable value of the assets of the amalgamated corporation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c) no creditor of the Corporation will be prejudiced by the amalgamation.

DATED as of this 21st day of December, 2016.

"James Parsons"

Name: James Parsons
Title: Secretary and Treasurer

Schedule “A”

OFFICER'S STATEMENT PURSUANT
TO SUBSECTION 178(2) OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

I, James Parsons, of the City of Mississauga, in the Province of Ontario, state that:

1.	This statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario).

2.	I am Chief Financial Officer of Trillium Therapeutics Inc., one of the amalgamating Corporations (hereinafter called the “Corporation”).

3.	I have conducted such examinations of the books and records of the Corporation and have made such enquiries and investigations as are necessary to enable me to make this statement.

4.	There are reasonable grounds for believing that:

(d) the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(e) the realizable value of the assets of the amalgamated corporation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(f) no creditor of the Corporation will be prejudiced by the amalgamation.

DATED as of this 21st day of December, 2016.

“James Parsons”

Name: James Parsons
Title: Chief Financial Officer

SCHEDULE “B”

RESOLUTION OF THE BOARD OF DIRECTORS
OF
FLUORINOV PHARMA INC.
(the “Corporation”)

            WHEREAS the Corporation is a wholly-owned subsidiary of Trillium Therapeutics Inc. (“Trillium”);

            AND WHEREAS the Corporation and Trillium have agreed to amalgamate pursuant to Section 177(1) of the Business Corporations Act (Ontario) (the “Act”);

NOW THEREFORE BE IT RESOLVED THAT:

1.	The amalgamation of the Corporation and Trillium, pursuant to Section 177(1) of the Act is hereby approved;

2.

Upon the issuance of a Certificate of Amalgamation pursuant to Section 178(4) of the Act, all shares of the Corporation, which were issued and outstanding immediately prior to the amalgamation, shall be cancelled without any repayment of capital in respect thereof;

3.	The articles of amalgamation of the amalgamated corporation shall be the same as the articles of Trillium;

4.	The by-laws of the amalgamated corporation shall be the same as the by-laws of Trillium;

5.	No securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation; and

6.

Any one of the directors or officers of the Corporation is authorized and directed to execute the Articles of Amalgamation, for and on behalf of the Corporation, whether under the corporate seal of the Corporation or otherwise, and to cause the Articles of Amalgamation to be submitted to the Director appointed pursuant to the provisions of the Business Corporations Act (Ontario) and to do all things, sign all documents and take any other steps necessary or desirable in order to carry out the foregoing.

[Remainder of page Intentionally left blank]

            The foregoing resolution is hereby signed by all of the directors of the Corporation pursuant to the Business Corporations Act (Ontario), this 21st day of December, 2016.

“Niclas Stiernholm”	“James Parsons”
Niclas Stiernholm	James Parsons

“Robert Uger”
Robert Uger

SCHEDULE “B”

Certified extract of the minutes of the meeting of the board of directors (the “Board” of Trillium Therapeutics Inc. (the “Corporation”) held on November 9, 2016:

“UPON MOTION DULY MADE, SECONDED AND CARRIED UNANIMOUSLY, IT WAS RESOLVED THAT:

1.

The Fluorinov subsidiary may be wound up in a manner determined by management and the authority granted by the Board on January 14, 2016 to complete a short form amalgamation between the Corporation and the Fluorinov subsidiary (if so determined by management) be reconfirmed.”

Extract of the minutes of the meeting of the Board held on January 14, 2016:

“WHEREAS:

A.

The Corporation has entered into an agreement (the "Exclusivity Agreement") with Fluorinov Pharma Inc. ("Fluorinov") and Abdelmalik Slassi (the "Principal Shareholder") dated December 2, 2015 (the "Exclusivity Agreement") setting out certain draft terms under which the Corporation may acquire the securities of Fluorinov and under which Fluorinov and the Principal Shareholder agreed not to undertake certain activities during the period of time set out therein;

B.	The Corporation proposes to enter into the following agreements (collectively, the "Agreements"), a draft of each of which has been provided to the Board:
a.

a share purchase agreement (the "Purchase Agreement"), among the Corporation, Fluorinov and the shareholders of Fluorinov (the "Selling Shareholders"), whereby the Corporation will acquire all of the issued and outstanding shares of Fluorinov (the "Acquisition");

…

RESOLVED that:

4.

At any time after the completion of the transactions contemplated by the Purchase Agreement, and at a time to be determined (if at all) in the sole discretion of the Chief Executive Officer or the Chief Financial Officer of the Corporation, the Corporation be authorized to amalgamate (the "Amalgamation") with Fluorinov and continue as one corporation (the "Amalgamated Corporation") under subsection 177(l) of the Business Corporations Act (Ontario) (the "Act"). the execution of documentation by the Chief Executive Officer or the Chief Financial Officer of documentation to effect the amalgamation being deemed for the purposes of this resolution to be such approval and, if the Amalgamation occurs:

i.	except as may be prescribed, the articles of amalgamation of the Amalgamated Corporation be the same as the articles of the Corporation;
ii.	the by-Iaws of the Amalgamated Corporation be the same as the by-laws of the Corporation; and
iii.	on the issuance of a Certificate of Amalgamation under subsection 178(4) of the Act:
a.	all shares of Fluorinov shall be cancelled without any repayment of capital;
b.	no securities be issued and no assets be distributed by the Amalgamated Corporation in connection with the amalgamation; and
c.	the stated capital of the Amalgamated Corporation be the same as the stated capital of the Corporation.

7.	Any officer or director of the Corporation is hereby authorized to:

I.

negotiate, finalize and execute (under the corporate seal or otherwise) and deliver the Agreements on behalf of the Corporation with or without the corporate seal affixed, and with such additions, deletions or other changes as such person may approve, such approval to be conclusively evidenced by such person's execution and delivery of the Agreements; and

II.

negotiate, finalize and execute (under the corporate seal or otherwise) and deliver, on behalf of the Corporation, all such documents, authorizations, instruments, agreements and other deeds, documents and other writings and take such further and other action as such person, in such person's sole discretion, may determine to be necessary, desirable or useful to complete the transactions hereby approved and authorized and to give effect thereto, such determination to be conclusively evidenced by such person's execution and delivery of any such documents, authorizations, instruments, agreements and other deeds, documents and other writings and the taking of any such action."

CERTIFICATE

            The undersigned, being a duly appointed officer of the Corporation, hereby certifies in such capacity and without personal liability, that the above is a true and complete copy of (i) an extract of the minutes of the meeting of the board of directors of the Corporation held on November 9, 2016; and (ii) an extract of the minutes of the meeting of the board of directors of the Corporation held on January 14, 2016, which remain in full force and effect, unamended, as of the date hereof.

DATED as of this 21st day of December, 2016.

“James Parsons”
James Parsons, Chief Financial Officer